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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Medical Technology Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

58462R802

(CUSIP Number)

Eureka I, L.P

770 Township Line Road, Suite 150

Yardley, PA 19067

Attention: Christopher G. Hanssens

(215) 575-2367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael B. Jordan Drinker Biddle & Reath LLP One Logan Square 18th & Cherry Streets Philadelphia, PA 19103 (215) 988-2700	Berwind Corporation 3000 Centre Square West 1500 Market Street Philadelphia, PA 19102 Attention: Pamela I. Lehrer, Vice President and General Counsel (215) 575-2319

April 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom consent are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the a prior cover page.

The information required in the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58462R802

1.	Names of Reporting Persons. IRS Identification Nos. of above persons (entities only). Eureka I, L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 878,882.57 8. Shared Voting Power 0 9. Sole Dispositive Power 878,882.57 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,882.57

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person PN

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This statement constitutes Amendment No. 2 to the Schedule 13D dated June 26, 2002, as amended by Amendment No. 1 dated April 2, 2004 (the “Schedule 13D”) and is filed by Eureka with respect to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Eureka beneficially owns 31,425.57 shares of Common Stock and 2,000 shares of Preferred Stock, which are convertible into a total of 847,457 shares of Common Stock. Assuming conversion of Eureka’s Preferred Stock, Eureka beneficially owns 878,882.57 shares of Common Stock, or approximately 14.3%, of the Company’s outstanding Common Stock. The percentage calculations are based on 4,717,987 shares of Common Stock being outstanding as of February 12, 2004 (according to information contained in the Company’s Quarterly Report on Form 10-Q filed February 17, 2004).

Item 5(c) is hereby amended and supplemented as follows:

(c) On April 12, 2004 and April 13, 2004, Eureka effected a cashless exercise of certain of the Warrants by surrender to the Company of Warrants to purchase 64.06 shares of Common Stock and 87.78 shares of Common Stock, respectively (valued at $12.72 per share and $12.04 per share, respectively), and acquired upon such exercise 80,935.94 shares of Common Stock and 105,629.22 shares of Common Stock, respectively. On April 12, 2004, April 13, 2004, and April 14, 2004, Eureka sold 80,900 shares of Common Stock, 52,550 shares of Common Stock, and 21,900 shares of Common Stock, respectively, for a net decrease in direct ownership of 155,501.84 shares of Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

EUREKA I, L.P.

By:	EUREKA MANAGEMENT, L.P.,
its sole general partner

	By:	BERWIND CAPITAL PARTNERS, LLC,
its sole general partner

		By:	/s/ Christopher G. Hanssens

Christopher G. Hanssens, President